SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Bally Total Fitness Holding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05873k 10 8
             -----------------------------------------------------
                                 (CUSIP Number)

                                 Steven Rohlfing
                               SLS Management, LLC
                              140 West 57th Street
                                    Suite 7B,
                            New York, New York 10019
                                  212-537-3600

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 March 19, 2003
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

CUSIP No. 05873k 10 8                 13D                      Page 2 of 7 Pages

     1     NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SLS Management, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS

           WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                        7       SOLE VOTING POWER
                                2,989,086
     NUMBER OF
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 204,455
     OWNED BY
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON                    2,989,086
       WITH
                        10      SHARED DISPOSITIVE POWER
                                204,455

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,193,541

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.63%

     14    TYPE OF REPORTING PERSON

           IA, OO

            This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on January 14, 2003 (the "Schedule 13D") of SLS Management, LLC ("Management") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Since January 14, 2003, Management has acquired beneficial ownership of an additional 7,600 shares of the Common Stock. All of such shares were acquired by Management with funds in the aggregate amount of $68,191 (including brokerage commissions) provided from investment capital of advisory clients of Management.

Item 4.     Purpose of Transaction.

            On March 19, 2003, Management, Scott L. Swid and the Issuer entered into an agreement (the "Letter Agreement") pursuant to which the Issuer, among other things, has fixed the size of the board of directors of the Issuer (the "Board") at seven; appointed to the Board two individuals, Martin E. Franklin and Stephen C. Swid, proposed to the Issuer by Management, as well as Paul Toback, the Issuer's chief executive officer; nominated Messrs. Franklin and Toback for election to the Board at the 2003 Annual Meeting of Stockholders of the Issuer (the "2003 Annual Meeting"); and amended the By-laws of the Issuer to provide that any two directors may call a special meeting of the Board.

            In the Letter Agreement the Issuer has also agreed: (a) to take all steps necessary or desirable to nominate each of Messrs. Franklin and Toback (the "2003 Slate") for re-election to the Board at the 2003 Annual Meeting, to recommend to the stockholders of the Issuer that the 2003 Slate be elected to the Board and to solicit proxies in favor of the election of the 2003 Slate; (b) not to increase the size of the Board at least through the conclusion of the 2004 Annual Meeting of Stockholders of the Issuer (the "2004 Annual Meeting") unless either Martin E. Franklin or Stephen C. Swid have voted in favor of the resolution of the Board authorizing such increase; and (c) not to appoint any person to fill an existing vacancy in Class II of the Board, or nominate any person for election by the stockholders at the 2003 Annual Meeting to fill such vacancy, unless either Martin E. Franklin or Stephen C. Swid has voted in favor of the resolution of the Board authorizing such appointment or nomination.

            Management and Scott L. Swid have agreed with the Company to cause all shares of Common Stock beneficially owned by them and/or their affiliates on the record date for each of the 2003 Annual Meeting and the 2004 Annual Meeting, respectively (i) to be represented in person or by proxy at each of the 2003 Annual Meeting and the 2004 Annual Meeting, respectively, and (ii) to be voted at the 2003 Annual Meeting for the election of the 2003 Slate and at the 2004 Annual Meeting for the election of the slate of nominees selected by the Board. They have also agreed not to make, or encourage any other person to make, or in any way be a participant in, any solicitation of proxies with respect to the Common Stock in connection with the 2003 Annual Meeting or the 2004 Annual Meeting.

            The preceding description of the Letter Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, is qualified by reference to the full text of the Letter Agreement.

Item 5.     Interest in Securities of the Issuer.

            As of the date hereof, one or more of Management's advisory clients is the owner of 3,193,541 shares of Common Stock. Accordingly, Management may be deemed, for purposes of Regulation 13D-G under the Act, the beneficial owner of 3,193,541 shares of Common Stock, representing 9.63% of the outstanding Common Stock.

Item 7.     Material To Be Filed as Exhibits.

1. Letter Agreement, dated as of March 19, 2003, among SLS Management, LLC, Scott L. Swid and Bally Total Fitness Holding Corporation

                                   SIGNATURE

            After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            Date: March 20, 2003              SLS MANAGEMENT, LLC


                                              By: /s/ Steven Rohlfing
                                                  --------------------------
                                                  Steven Rohlfing
                                              Title: Chief Financial Officer

                                   SCHEDULE I

Schedule I of the Schedule 13D is hereby amended by adding the following transactions in shares of Common Stock that have occurred since January 14, 2003:



      Date                      Number of Shares             Price per Share (1)
      ----                      ----------------             -------------------
March 14, 2003                       2,000                          $4.69
February 11, 2003                   (8,400)                         $7.58
February 10, 2003                   (6,500)                         $7.46
February 3, 2003                      (100)                         $8.31
January 31, 2003                    20,600                          $8.34


(1) Price includes commission.

                                                                   EXHIBIT INDEX

Exhibit Number       Description

1 Letter Agreement, dated as of March 19, 2003, among SLS Management, LLC, Scott L. Swid and Bally Total Fitness Holding Corporation